

Mail Stop 3720

July 7, 2006

Mr. Kenneth P. West
Chief Financial Officer
Marvel Entertainment, Inc.
417 Fifth Avenue
New York, NY 10016

      RE: **Marvel Entertainment, Inc.**
              Form 10-KSB for the fiscal year ended December 31, 2005

Dear Mr. West:

      We have reviewed your supplemental response letter dated June 7, 2006 as well as your filing and have the following comments. As noted in our comment letter dated May 10, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the fiscal year ended December 31, 2005

2. Summary of Significant Accounting Policies, page F-12

1. Refer to your prior comment one. Please provide us with more details of the original terms and the terms of the April 1, 2004 amendment to the license agreement. In this regard, tell us in detail how as a result of the amendment you obtained control over the operations of the joint venture. Addressing the relevant accounting literature, tell us in detail why you believe that obtaining control over the operations of the joint venture was the determining factor in concluding that consolidation was appropriate.

      We note from your prior response that "control over certain other functions of the Joint Venture, such as product approval, is shared between the Company and Sony Pictures." Due to the significance of the shared functions it is unclear to us how you concluded that you control the operations. Please advise or revise.

      Confirm to us that you and Sony were both the general partners and the limited partners in the LP. Also tell us how you considered SOP 78-9 and EITF 04-5 in your accounting.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director